--------------------------------------------------------------------------------
SEC             POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
1746 (11-02)    INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
                UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
--------------------------------------------------------------------------------

                                                    ----------------------------
                    UNITED STATES                            OMB APPROVAL
         SECURITIES AND EXCHANGE COMMISSION         ----------------------------
               WASHINGTON, D.C. 20549               OMB Number:  3235-0145
                                                    ----------------------------
                                                    Expires: December 31, 2007
                                                    ----------------------------
                                                    Estimated average burden
                                                    hours per response . . . .11
                                                    ----------------------------
                                  SCHEDULE 13D
                                (AMENDMENT NO. )

                    Under the Securities Exchange Act of 1934

                               Hexcel Corporation
--------------------------------------------------------------------------------
                                (Name of Company)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


--------------------------------------------------------------------------------
                        (Ordinary Shares) CUSIP 428291108
                      (CUSIP Number of Class of Securities)

                                Oscar S. Schafer
--------------------------------------------------------------------------------
                            O.S.S. Capital Management
                              LP 598 Madison Avenue
                               New York, NY 10022
                                 (212) 756-8700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 26, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------------          -------------------------------
CUSIP NO.      428291108                          PAGE 2 OF 17 PAGES

---------------------------------------          -------------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            O.S.S. Capital Management LP
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
  NUMBER OF           ----------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                       4,810,900
    EACH              ----------------------------------------------------------
  REPORTING               9      SOLE DISPOSITIVE POWER
   PERSON
                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,810,900
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,810,900
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                              [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            5.1% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------          -------------------------------
CUSIP NO.      428291108                          PAGE 3 OF 17 PAGES

---------------------------------------          -------------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Oscar S. Schafer & Partners I LP
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
  NUMBER OF           ----------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      192,671
    EACH              ----------------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
   PERSON
                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                192,671
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            192,671
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN
            ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.2% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------          -------------------------------
CUSIP NO.      428291108                          PAGE 4 OF 17 PAGES

---------------------------------------          -------------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Oscar S. Schafer & Partners II LP
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
  NUMBER OF           ----------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      2,051,694
    EACH              ----------------------------------------------------------
  REPORTING             9      SOLE DISPOSITIVE POWER
   PERSON
                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,051,694
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,051,694
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN
            ROW (11) EXCLUDES CERTAIN SHARES*           `                [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.2% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------          -------------------------------
CUSIP NO.      428291108                          PAGE 5 OF 17 PAGES

---------------------------------------          -------------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            O.S.S. Overseas Fund Ltd.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
  NUMBER OF           ----------------------------------------------------------
   SHARES                 8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                       2,493,172
    EACH              ----------------------------------------------------------
  REPORTING               9      SOLE DISPOSITIVE POWER
   PERSON
                                 0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,493,172
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,493,172
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN
            ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.7% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------          -------------------------------
CUSIP NO.      428291108                          PAGE 6 OF 17 PAGES

---------------------------------------          -------------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            O.S.S. Advisors LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
  NUMBER OF           ----------------------------------------------------------
   SHARES                 8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                       2,244,365
    EACH              ----------------------------------------------------------
  REPORTING               9      SOLE DISPOSITIVE POWER
   PERSON
                                 0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,244,365
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,244,365
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN
            ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.4% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------          -------------------------------
CUSIP NO.      428291108                          PAGE 7 OF 17 PAGES

---------------------------------------          -------------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Schafer Brothers LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
  NUMBER OF           ----------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      4,810,900
    EACH              ----------------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
   PERSON
                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,810,900
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,810,900
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN
            ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.1% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------          -------------------------------
CUSIP NO.      428291108                           PAGE 8 OF 17 PAGES

---------------------------------------          -------------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Oscar S. Schafer
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
  NUMBER OF           ----------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      4,810,900
    EACH              ----------------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
   PERSON
                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,810,900
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,810,900
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN
            ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.1% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------          -------------------------------
CUSIP NO.      428291108                           PAGE 9 OF 17 PAGES

---------------------------------------          -------------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Peter J. Grondin
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                800
  NUMBER OF           ----------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      0
    EACH              ----------------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
   PERSON
                                800
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            800
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN
            ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------          -------------------------------
CUSIP NO.      428291108                          PAGE 10 OF 17 PAGES

---------------------------------------          -------------------------------

ITEM 1.      SECURITY AND ISSUER

          This statement on Schedule 13D relates to the ordinary shares ("Ordinary Shares"), of Hexcel Corporation., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is:

            Two Stamford Plaza
            281 Tresser Blvd., 16th Floor
            Stamford CT 06901

ITEM 2.      IDENTITY AND BACKGROUND

     (a), (b), (c) and (f). This statement on Schedule 13D is filed on behalf of the following persons (each a "Reporting Person"), in each case with respect to the Ordinary Shares indicated:

     (i) Oscar S. Schafer & Partners I LP, a Delaware limited partnership ("OSS I LP"), with respect to the Ordinary Shares beneficially owned by it.

          The sole general partner of OSS I LP is O.S.S. Advisors LLC (see below at (iii)).

          The principal business of OSS I LP is to invest in securities. The address of its principal office is: 598 Madison Avenue, New York, NY 10022.

     (ii) Oscar S. Schafer & Partners II LP, a Delaware limited partnership ("OSS II LP" and together with OSS I LP, the "Partnerships"), with respect to the Ordinary Shares beneficially owned by it.

          The sole general partner of OSS II LP is O.S.S. Advisors LLC (see below at (iii)).

          The principal business of OSS II LP is to invest in securities. The address of its principal office is: 598 Madison Avenue, New York, NY 10022.

     (iii) O.S.S. Advisors LLC, a Delaware limited liability company (the "General Partner"), which is the general partner of each of the Partnerships, with respect to the Ordinary Shares beneficially owned by each of the Partnerships.

                                  SCHEDULE 13D

---------------------------------------          -------------------------------
CUSIP NO.      428291108                          PAGE 11 OF 17 PAGES

---------------------------------------          -------------------------------

          The members of the General Partner are: Mr. Oscar S. Schafer (see below at (vii)) and Andrew J. Goffe. Mr. Goffe is a citizen of the United States of America and his principal occupation is investment management.

          The   principal   business  of  the  General   Partner  is  investment
management. The address of its principal office is: 598 Madison Avenue, New York, NY 10022.

     (iv) O.S.S. Overseas Fund Ltd., a Cayman Islands exempted company ("OSS Overseas"), with respect to the Ordinary Shares beneficially owned by it.

            The directors of OSS Overseas are:

            (1)   Mr. Oscar S. Schafer (see below at (vii)).

            (2) Jane Fleming. Ms. Fleming is an assistant client accountant at Queensgate Bank & Trust Company Ltd., 5th Floor, Harbour Place, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands. Ms. Fleming is a British citizen.

            (3) J.D. Hunter. Mr. Hunter is the Managing Director of Queensgate Bank & Trust Company Ltd., 5th Floor, Harbour Place, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands. Mr. Hunter is a British citizen.

          The principal business of OSS Overseas is to invest in securities. The address of its principal office is: SEI Investments Global (Cayman) Limited, Harbor Place, 5th Floor, South Church Street, PO Box 30464 SMB, Grand Cayman, Cayman Islands, British West Indies.

     (v) O.S.S. Capital Management LP, a Delaware limited partnership, (the "Investment Manager"), which serves as investment manager and management company, to OSS Overseas and the Partnerships, respectively, and has investment discretion with respect to the Ordinary Shares beneficially owned by OSS Overseas and the Partnerships. The sole general partner of Investment Manager is Schafer Brothers LLC (see below at (vi)).

          The principal business of Investment Manager is investment management. The address of its principal office is: 598 Madison Avenue, New York, NY 10022.

     (vi) Schafer Brothers LLC, a Delaware limited liability company ("SB LLC"), which is the general partner of the Investment Manager, with respect to the Ordinary Shares beneficially owned by OSS Overseas and the Partnerships.

                                  SCHEDULE 13D

---------------------------------------          -------------------------------
CUSIP NO.      428291108                          PAGE 12 OF 17 PAGES

---------------------------------------          -------------------------------

          The sole  member of SB LLC is:  Mr.  Oscar S.  Schafer  (see  below at
(vii)).

          The principal business of SB LLC is to serve as the general partner of the Investment Manager. The address of its principal office is: 598 Madison Avenue, New York, NY 10022.

     (vii) Mr. Oscar S. Schafer ("Mr. Schafer"), who serves as the senior managing member of the General Partner and SB LLC, with respect to the Ordinary Shares beneficially owned by OSS Overseas and the Partnerships.

          Mr. Schafer is a citizen of the United States of America and his principal business address is: 598 Madison Avenue, New York, NY 10022.

     (viii) Mr. Peter J. Grondin ("Mr. Grondin"), who serves as an equity analyst for the General Partner and Investment Manager, owns Ordinary Shares for his personal account.

            Mr. Grondin is a citizen of the United States of America and his principal business address is: 598 Madison Avenue, New York, NY 10022.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their respective directors, executive officers, control persons, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their respective directors, executive officers, control persons, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D

---------------------------------------          -------------------------------
CUSIP NO.      428291108                          PAGE 13 OF 17 PAGES

---------------------------------------          -------------------------------

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The total amount of funds used by each of the Partnerships and OSS Overseas to purchase the securities of the Company as described herein was furnished from the investment capital of the Partnerships and OSS Overseas, as applicable.

         Included in the total securities beneficially owned by the Investment Manager, SB LLC and Mr. Schafer were 73,363 Ordinary Shares which were held for the benefit of a third party in a separately managed account (the "Managed Account") over which the Investment Manager had investment discretion.

         Mr.  Grondin  has  investment   discretion  over  800  Ordinary  Shares
purchased for his personal account.

ITEM 4.       PURPOSE OF TRANSACTION.

         On March 9, 2007, the Investment Manager sent a letter to the Company expressing its concern regarding the Company's operating performance relative to its peers and with the management's lack of concern regarding the gap in performance. The Investment Manager also noted that a member of the Company's Board of Directors was stepping down and suggested a candidate for his replacement.

         On April 9, 2007, the Company's Chief Executive Officer visited the Investment Manager's offices. In a letter on April 26, 2007, the Investment Manager reiterated its concern that the Company was underperforming. The Investment Manager requested a committee of independent directors be formed and that the committee retain an independent investment bank to advise as to how shareholder value could be best maximized.

         The Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the Board of Directors, other shareholders of the Company and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Company. Depending on various factors including, without limitation, the Company's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors, price levels of the shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares or selling some or all of their shares, engaging in short selling of or any hedging or similar transactions with respect to the shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of
Schedule 13D.

         Copies of the March 9, 2007 and the April 26, 2007 letters are attached hereto as Exhibit A and Exhibit B and are incorporated by reference.

                                  SCHEDULE 13D

---------------------------------------          -------------------------------
CUSIP NO.      428291108                          PAGE 14 OF 17 PAGES

---------------------------------------          -------------------------------

ITEM 5.       INTEREST IN SECURITIES OF THE COMPANY.

              (a), (b) The following table sets forth the aggregate number and percentage of the outstanding Ordinary Shares beneficially owned by each of the Reporting Persons named in Item 2, as of the date hereof. The percentage of the outstanding Ordinary Shares beneficially owned is based on the 94,195,000 Ordinary Shares (based on calculations made in accordance with Rule 13d-3(d)). The table also sets forth the number of Ordinary Shares with respect to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, in each case as of the date hereof.

   ------------------------- ---------------------- ----------------- -------------------- --------------------
   Reporting Person          Aggregate Number of    Approximate       Number of Ordinary   Number of Ordinary
                             Ordinary Shares        Percentage        Shares: Sole Power   Shares: Shared
                             Beneficially Owned                       to Vote or to        Power to Vote or
                                                                      Dispose              to Dispose
   ------------------------  ---------------------  ----------------  ------------------   --------------------
   Investment Manager        4,810,900              5.1%              0                    4,810,900
   ------------------------  ---------------------  ----------------  ------------------   --------------------
   OSS I                     192,671                0.2%              0                    192,671
   ------------------------  ---------------------  ----------------  ------------------   --------------------
   OSS II                    2,051,694              2.2%              0                    2,051,694
   ------------------------  ---------------------  ----------------  ------------------   --------------------
   OSS Overseas              2,493,172              2.7%              0                    2,493,172
   ------------------------  ---------------------  ----------------  ------------------   --------------------
   General Partner           2,244,365              2.4%              0                    2,244,365
   ------------------------  ---------------------  ----------------  ------------------   --------------------
   SB LLC                    4,810,900              5.1%              0                    4,810,900
   ------------------------  ---------------------  ----------------  ------------------   --------------------
   Mr. Schafer               4,810,900              5.1%              0                    4,810,900
   ------------------------  ---------------------  ----------------  ------------------   --------------------
   Managed Account           73,363                 .1%               0                    73,363
   ------------------------  ---------------------  ----------------  ------------------   --------------------
   Mr. Grondin               800                     0%               800                  0
   ------------------------  ---------------------  ----------------  ------------------   --------------------


Each of the transactions listed above were effected in the open market.

The Investment Manager, the General Partner, SB LLC, Mr. Schafer and Mr. Grondin expressly declare that this filing shall not be construed as an admission that any of them is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

                                  SCHEDULE 13D

---------------------------------------          -------------------------------
CUSIP NO.      428291108                          PAGE 15 OF 17 PAGES

---------------------------------------          -------------------------------

         (c) Except for the transactions set forth below, during the last sixty days the Reporting Persons have effected no transactions with respect to the Ordinary Shares.

   ---------------------------------------------------------------------------
   Reporting Person   Date           Buy or     Number of            Price Per
                                     Sell       Ordinary Shares      Share
   ---------------------------------------------------------------------------
   OSS I              3/7/2007       Buy        11,609               $18.60
   ---------------------------------------------------------------------------
   OSS I              3/7/2007       Buy        820                  $18.49
   ---------------------------------------------------------------------------
   OSS I              3/8/2007       Buy        9,196                $19.17
   ---------------------------------------------------------------------------
   OSS I              3/8/2007       Buy        1,621                $19.04
   ---------------------------------------------------------------------------
   OSS I              3/9/2007       Buy        12,159               $19.40
   ---------------------------------------------------------------------------
   OSS I              3/9/2007       Buy        2,027                $19.38
   ---------------------------------------------------------------------------
   OSS I              3/12/2007      Buy        10,133               $19.64
   ---------------------------------------------------------------------------
   OSS I              3/13/2007      Buy        10,133               $19.23
   ---------------------------------------------------------------------------
   OSS I              3/14/2007      Buy        4,053                $18.73
   ---------------------------------------------------------------------------
   OSS I              3/16/2007      Buy        6,080                $19.21
   ---------------------------------------------------------------------------
   OSS I              3/19/2007      Buy        6,080                $19.32
   ---------------------------------------------------------------------------
   OSS I              3/20/2007      Buy        6,080                $19.92
   ---------------------------------------------------------------------------
   OSS I              4/12/2007      Buy        3,440                $19.95
   ---------------------------------------------------------------------------
   OSS I              4/24/2007      Buy        6,954                $21.50
   ---------------------------------------------------------------------------
   OSS I              4/25/2007      Buy        6,403                $21.91
   ---------------------------------------------------------------------------
   OSS I              4/26/2007      Buy        4,754                $21.58
   ---------------------------------------------------------------------------
   OSS II             3/7/2007       Buy        102,408              $18.60
   ---------------------------------------------------------------------------
   OSS II             3/7/2007       Buy        8,750                $18.49
   ---------------------------------------------------------------------------
   OSS II             3/8/2007       Buy        98,108               $19.17
   ---------------------------------------------------------------------------
   OSS II             3/8/2007       Buy        17,296               $19.04
   ---------------------------------------------------------------------------
   OSS II             3/9/2007       Buy        129,715              $19.40
   ---------------------------------------------------------------------------
   OSS II             3/9/2007       Buy        21,619               $19.38
   ---------------------------------------------------------------------------
   OSS II             3/12/2007      Buy        108,095              $19.64
   ---------------------------------------------------------------------------
   OSS II             3/13/2007      Buy        108,095              $19.23
   ---------------------------------------------------------------------------
   OSS II             3/14/2007      Buy        43,238               $18.73
   ---------------------------------------------------------------------------
   OSS II             3/16/2007      Buy        64,857               $19.21
   ---------------------------------------------------------------------------
   OSS II             3/19/2007      Buy        64,857               $19.32
   ---------------------------------------------------------------------------
   OSS II             3/20/2007      Buy        64,857               $19.92
   ---------------------------------------------------------------------------
   OSS II             4/12/2007      Buy        36,730               $19.95
   ---------------------------------------------------------------------------
   OSS II             4/24/2007      Buy        74,237               $21.50
   ---------------------------------------------------------------------------
   OSS II             4/25/2007      Buy        68,360               $21.91
   ---------------------------------------------------------------------------
   OSS II             4/26/2007      Buy        46,605               $21.58
   ---------------------------------------------------------------------------
   OSS Overseas       3/7/2007       Buy        111,283              $18.60
   ---------------------------------------------------------------------------
   OSS Overseas       3/7/2007       Buy        10,667               $18.49
   ---------------------------------------------------------------------------
   OSS Overseas       3/8/2007       Buy        119,596              $19.17
   ---------------------------------------------------------------------------
   OSS Overseas       3/8/2007       Buy        21,083               $19.04
   ---------------------------------------------------------------------------
   OSS Overseas       3/9/2007       Buy        158,126              $19.40
   ---------------------------------------------------------------------------
   OSS Overseas       3/9/2007       Buy        26,354               $19.38
   ---------------------------------------------------------------------------
   OSS Overseas       3/12/2007      Buy        131,772              $19.64
   ---------------------------------------------------------------------------
   OSS Overseas       3/13/2007      Buy        131,772              $19.23
   ---------------------------------------------------------------------------
   OSS Overseas       3/14/2007      Buy        52,709               $18.73
   ---------------------------------------------------------------------------
   OSS Overseas       3/16/2007      Buy        79,063               $19.21
   ---------------------------------------------------------------------------
   OSS Overseas       3/19/2007      Buy        79,063               $19.32
   ---------------------------------------------------------------------------
   OSS Overseas       3/20/2007      Buy        79,063               $19.92
   ---------------------------------------------------------------------------
   OSS Overseas       4/12/2007      Buy        44,830               $19.95
   ---------------------------------------------------------------------------
   OSS Overseas       4/24/2007      Buy        90,609               $21.50
   ---------------------------------------------------------------------------
   OSS Overseas       4/25/2007      Buy        83,437               $21.91
   ---------------------------------------------------------------------------
   OSS Overseas       4/26/2007      Buy        48,641               $21.58
   ---------------------------------------------------------------------------
   Managed Account    3/7/07         Buy        43,363               $18.49
   ---------------------------------------------------------------------------
   Managed Account    3/29/07        Buy        30,000               $20.07
   ---------------------------------------------------------------------------

         (d) The (i) limited partners and the General Partner of the Partnerships, (ii) the shareholders and the advisor of OSS Overseas and (iii) the third party which has beneficial ownership over the Managed Account have the right to participate in the receipt of dividends from, and the proceeds from the sale of, the securities held for the Partnerships and OSS Overseas, respectively.

         (e) Not applicable.

                                  SCHEDULE 13D

---------------------------------------          -------------------------------
CUSIP NO.      428291108                          PAGE 16 OF 17 PAGES

---------------------------------------          -------------------------------


                                   SIGNATURES

              After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2007

OSCAR S. SCHAFER




By:/s/ Oscar S. Schafer
   --------------------------------------------------
     Oscar S. Schafer, individually


O.S.S. CAPITAL MANAGEMENT LP
     By: Schafer Brothers LLC, as General Partner




     By:/s/ Oscar S. Schafer
        ---------------------------------------------
     Name: Oscar S. Schafer
     Title: Senior Managing Member


OSCAR S. SCHAFER & PARTNERS I LP
     By: O.S.S. Advisors LLC, as General Partner




     By:/s/ Oscar S. Schafer
        ---------------------------------------------
     Name: Oscar S. Schafer
     Title: Senior Managing Member

                                  SCHEDULE 13D

---------------------------------------          -------------------------------
CUSIP NO.      428291108                          PAGE 17 OF 17 PAGES

---------------------------------------          -------------------------------


OSCAR S. SCHAFER & PARTNERS II LP
     By: O.S.S. Advisors LLC, as General Partner




     By:/s/ Oscar S. Schafer
        ---------------------------------------------
     Name: Oscar S. Schafer
     Title: Senior Managing Member



O.S.S. OVERSEAS FUND LTD.




     By:/s/ Oscar S. Schafer
        ---------------------------------------------
     Name: Oscar S. Schafer
     Title: Director



O.S.S. ADVISORS LLC




By:/s/ Oscar S. Schafer
   ---------------------------------------------
Name: Oscar S. Schafer
Title: Senior Managing Member



SCHAFER BROTHERS LLC




By:/s/ Oscar S. Schafer
   --------------------------------------------------
     Name: Oscar S. Schafer
     Title: Senior Managing Member



PETER J. GRONDIN



By:/s/ Peter J. Grondin
   --------------------------------------------------
     Name: Peter J. Grondin, individually